EXHIBIT 99.1

FORM 51–102F3

MATERIAL CHANGE REPORT

UNDER NATIONAL INSTRUMENT 51-102

Item 1	Name and Address of Company

Fury Gold Mines Limited. (the “Company”)

1630-1177 West Hastings Street

Vancouver, BC V6E 2K3

Item 2	Date of Material Change

October 13, 2022.

Item 3	News Release

A news release was issued by the Company through newswire services on October 13, 2022.

Item 4	Summary of Material Change

On October 13, 2022, the Company completed its previously announced non-brokered sale of 17 million common shares of Dolly Varden Silver Corporation (“Dolly Varden”) at CAD$0.40 per share for total gross proceeds of CAD$6,800,000.

Item 5	Full Description of Material Change

Fury entered into a purchase and sale agreement dated October 3, 2022 (the “Purchase and Sale Agreement”) with a private institutional investor (the “Investor”) whereby Fury agreed to sell 17,000,000 common shares in the capital of Dolly Varden (the “Shares”) to the Investor (the “Sale Transaction”) at price of $0.40 per share. The Sale Transaction closed on October 13, 2022. Upon completion of the Sale Transaction, the ownership interest of Fury in Dolly Varden was reduced from 76,504,590 Dolly Varden Shares, representing approximately 33.2% of the outstanding common shares of Dolly Varden, to 59,504,590 Dolly Varden Shares, representing approximately 25.8% of the outstanding common shares of Dolly Varden.

Dolly Varden executed a consent in favour of Fury and the Investor confirming its consent to the Sale Transaction notwithstanding the contractual lock-up under Section 4.3 of the Investor Rights Agreement.

The remaining 59,504,590 Dolly Varden Shares owned by Fury represent the balance of the original 76,504,590 Dolly Varden Shares acquired by Fury from Dolly Varden pursuant to a definitive agreement with Dolly Varden dated December 6, 2021 (the "Purchase Agreement") pursuant to which Fury agreed to sell to Dolly Varden a 100% interest in Fury's wholly-owned subsidiary, Homestake Resources Corporation (“Homestake Resources”). Homestake Resources is the owner of a 100% interest in the Homestake Ridge gold-silver project which is located adjacent to the Dolly Varden Project owned by Dolly Varden in the Golden Triangle, British Columbia (the "Transaction"). Fury holds the remaining Dolly Varden Shares subject to the investor rights agreement entered into between Fury and Dolly Varden on February 25, 2022, a copy of which has been filed on SEDAR (the “Investor Rights Agreement”).

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5.1	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51–102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Lynsey Sherry

Chief Financial Officer

Telephone: (844-601-0841)

Item 9	Date of Report

October 13, 2022.

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